FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 11

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Robert Keating

Délégation générale du Québec

One Rockefeller Plaza, 26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.13)	Excerpt from Section B of “2008-2009 Budget – Budget Plan”, March 13, 2008:

Economic outlook for Québec (table B.5)

(99.14)	Section C from “2008-2009 Budget – Budget Plan”, March 13, 2008:

Sound management of public finances

Updating of the financial framework

Non-budgetary transactions

Consolidated net financial requirements

Appendix 1: Impact of the accounting reform

(99.15)	Section D from “2008-2009 Budget – Budget Plan”, March 13, 2008:

Debt

Financing

Debt management

Additional information on financing transactions and debt

(99.16)	Excerpts from “2008-2009 Budget – Budget Speech”, March 13, 2008:

Summary of consolidated budgetary transactions 2007-2008 fiscal year,

Summary of consolidated budgetary transactions 2008-2009 forecast,

Budgetary revenue of the Consolidated Revenue Fund 2008-2009 forecast,

Budgetary expenditure of the Consolidated Revenue Fund 2008-2009 forecast,

Consolidated non-budgetary transactions 2008-2009 forecast,

Consolidated financing transactions 2008-2009 forecast.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.11 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: April 3, 2008